Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2023, or the Annual Report, including the consolidated annual financial statements as of December 31, 2023, and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on April 1, 2024.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “SciSparc”, “the Company” and “our Company” refer to SciSparc Ltd. and its wholly-owned subsidiaries. References to “Ordinary Shares, and “warrants” refer to the ordinary shares, and warrants, respectively, of SciSparc.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.759 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2024.

On August 18, 2023, the Company convened a general meeting of its shareholders, whereby the shareholders approved, inter alia, a reverse split of the Company’s share capital up to a ratio of 30:1, or the Reverse Share Split. Following the implementation of the Reverse Split, the Company’s authorized share capital was not adjusted under the Company’s Articles, which as of the date of these financial statements consisted of 75,000,000 ordinary shares, no par value.

On September 14, 2023, the Company’s Board resolved that the final ratio for the Reverse Split will be 26:1 and the Reverse Share Split became effective on September 28, 2023.

Consequently, share numbers, share prices, and exercise prices have been retroactively adjusted in this Management’s Discussion and Analysis of Financial Condition and Results of Operation for all periods presented.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate successfully our e-Commerce business of the WellutionTM brand, which focuses on the sale of hemp-based products on Amazon Marketplace through our subsidiary, SciSparc Nutraceuticals Inc., or SciSparc Nutraceuticals in which we hold a controlling interest;

●	our ability to list an entity to which we would transfer our pharmaceutical activities under a proposed restructuring plan, on a leading stock exchange;

●	our planned merger with AutoMax Motors Ltd., or AutoMax;

●	our ability to comply with continued listing requirements and standards of Nasdaq;

●	the overall global economic environment;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, hostilities with Hezbollah on the northern border of Israel, and potential attacks by Iran, as well as the downgrade by Moody’s of its credit rating of Israel;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of the Annual Report as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, we are currently engaged in the following development programs based on THC, and/or CBD and/or other CBR agonists: SCI-110 for the treatment of TS and for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD. We also hold a 50.86% controlling stake in our subsidiary SciSparc Nutraceuticals, whose business focuses on the sale of hemp seeds oil-based products and others on Amazon Marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

SCI-160 is a novel pharmaceutical preparation containing a cannabinoid receptor type 2, or CB2 receptor, agonist for the treatment of pain. This innovative CB2 receptor agonist was synthesized by the late Raphael Mechoulam, who was a professor of medicinal chemistry at the Hebrew University.

We believe that modulating CB2 receptor activity by selective CB2 receptor agonists holds unique therapeutic potential for addressing pain conditions.

Recent Developments

On January 21, 2024, the Company entered into a Standby Equity Purchase Agreement, or SEPA, as amended on February 26, 2024, with YA II PN, LTD, or YA, which provided for the sale of up to $20 million of the Company’s Ordinary Shares, or the Advance Shares. As of June 30, 2024, of the $20 million eligible to be sold pursuant to the SEPA, or the Commitment Amount, the Company has sold 925,159 ordinary shares. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

On April 10, 2024, we entered into an Agreement and Plan of Merger, or the Merger Agreement, as amended, with AutoMax and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of the Company, or the Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by the Company’s shareholders and AutoMax’s shareholders, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company. AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement. The Merger Agreement contemplates that at the closing, the Company shall deliver to AutoMax an amount of $4.25 million (less any amount due by AutoMax to the Company under any loan agreement between the parties) through a wire transfer of the immediate available funds to an account for AutoMax’s ongoing capital requirements and operational expenses. At the effective time of the Merger, or the Effective Time, as further defined in the Merger Agreement, each outstanding share of AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement, or the Exchange Ratio. Under the Exchange Ratio, following the Effective Time, the former AutoMax shareholders immediately before the Merger (other than the Company) are expected to hold together approximately 47.49% (minus the Finder Fee, as defined in the Merger Agreement) of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions). The shareholders of the Company, together with the holders of the Company’s convertible securities, immediately before the Merger are expected to hold together approximately 52.51% of the aggregate number of the outstanding ordinary shares of the Company on fully diluted basis (subject to certain exceptions).

On July 8, 2024, we announced that we signed a non-binding letter of intent, or the LOI, to spin off our advanced clinical stage pharmaceutical portfolio and our equity stake in SciSparc Nutraceuticals. The LOI references a proposed asset and share purchase agreement, the definitive agreement of which is to be negotiated between the Company and Miza III Ventures Inc., or Miza (TSXV: MIZA.P).

On August 13, 2024, we entered into an exclusive patent license agreement, or the License Agreement for the out-licensing of our SCI-160 program, or the Assets with Polyrizon Ltd., or the Licensee. According to the License Agreement, we granted the Licensee a royalty-bearing, exclusive, sub-licensable right and license to the Assets (the “License”). In consideration for the License, we received and will receive certain shares of the Licensee, reflecting an issue price of $3 million, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay SciSparc pre-determined fees upon the completion of certain development milestones relating to the Assets.

On September 5, 2024, we entered into a second amendment, or the Second Amendment to the bridge loan agreement, dated January 16, 2024, and as previously amended on June 9, 2024, or the Bridge Loan Agreement with AutoMax. Pursuant to the Second Amendment, we extended an additional loan in the amount of $1.85 million to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Bridge Loan amount to $4.25 million, or the Loan Amount. In consideration for the Loan Amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Leasing Ltd. in favor of the Company. The Bridge Loan Agreement states that the principal amount of the bridge loan would bear interest at a rate of 7% per annum (or 9% per annum if the closing of the Merger Agreement does not occur prior to the repayment date) compounded annually. The Bridge Loan amount, together with any accrued interest, may be repaid in part or in whole prior to the repayment date, contingent on whether the closing of the Merger Agreement occurs. The repayment date shall be at the earlier date of: (a) the Closing (as defined below), in which the Owed Amount shall be deemed a part of, and set-off against, the financing amount the Company will provide AutoMax with upon consummation of the Merger, which is expected to be $4.25 million; or (b) if the definitive agreement for the AutoMax Acquisition is terminated in accordance with its terms, within three months from such termination date.

On September 26, 2024, we signed a non-binding letter of intent, or LOI, to sell our entire ownership interest in MitoCareX Bio Ltd., or MitoCareX, to a publicly-traded company in the United States, or the Purchaser. We currently own 52.73% of the issued and outstanding share capital of MitoCareX. Pursuant to the terms of the LOI, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX that constitute 27% of our ownership in MitoCareX, we will receive in cash consideration of $700,000. Subsequent to this first phase, we will transfer to the Purchaser the remaining 73% of our ownership stake in MitoCareX in exchange for a certain number of shares based on the valuation of the Purchaser equal to $8,000,000 and a valuation of MitoCareX equal to $5,000,000 (the latter of which includes the $700,000 in cash consideration for our shares described above). The LOI also includes provisions for additional milestones that, upon achievement, could increase the consideration paid by the Purchaser to us from $5 million to $7 million. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements.

Operating Results

Total revenues recognized in the six months ended June 30, 2024, amounted to $840 thousand.

To date, we have not generated revenue from our drug development segment from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of June 30, 2024, we had an accumulated deficit of approximately $72 million. Our operating activities are described below under “Operating Expenses.”

Revenues

During the six months ended June 30, 2024, we generated revenues in the amount of $840 thousand, compared to $1,972 thousand of revenue recorded during the six months ended June 30, 2023. Revenues in the six months ended June 30, 2024, and 2023, were primarily attributable to our subsidiary SciSparc Nutraceuticals, which owns the Wellution™ brand.

Cost of goods sold

The cost of goods sold comprises mainly purchases of Wellution™ brand products, Amazon transaction fees, storage and transportation costs to the Company’s warehouse. The cost of goods sold in the six months ended June 30, 2024, amounted to $366 thousand, compared to $508 thousand of cost of goods sold recorded during the six months ended June 30, 2023.

Operating Expenses (in thousands of dollars)

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses, including sales and marketing expenses through our subsidiary SciSparc Nutraceuticals.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, regulatory and other expenses and clinical studies expenses.

The following table discloses the breakdown of research and development expenses:

	Six month period ended June 30,
	2024	2023
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	224	202
Share-based payments	8	23
Clinical studies	117	145
Research and preclinical studies	100	45
Chemistry and formulations	6	-
Regulatory and other expenses	386	366
Total	841	781

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six month period ended June 30,
	2024	2023
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	311	217
Share-based payment	8	45
Professional and directors’ fees	1,670	1,366
Investor relations and business expenses	57	310
Office maintenance, rent and other expenses	68	48
Regulatory expenses	67	104
Wellution operating expenses	101	107
Amazon fees	297	686
Business development	53	38
Total	2,632	2,921

Comparison of the six months ended June 30, 2024 to the six months ended June 30, 2023

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2024, amounted to $841 thousand, representing an increase of $60 thousand, or 8%, compared to $781 thousand for the six months ended June 30, 2023. The increase is primarily due to the increase in research and pre-clinical studies, that are derived from the purchase of raw materials.

General and Administrative Expenses

Our general and administrative expenses totaled $2,632 thousand for the six months ended June 30, 2024, a decrease of $289 thousand, or 10%, compared to $2,921 thousand for the six months ended June 30, 2023. The decrease was primarily attributable to a decrease of $253 thousand in investor relations and business expenses, and a decrease of $389 thousand in Amazon fees related to Wellution, offset in part by an increase of $304 thousand in professional and director fees.

Sales and marketing

The sales and marketing expenses comprise mainly of advertising and promotional rebates on Amazon Marketplace. The sales and marketing expenses in the six months ended June 30, 2024, amounted to $528 thousand, compared to $729 thousand during the six months ended June 30, 2023.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2024, was $3,527 thousand, compared to an operating loss of $2,967 thousand for the six months ended June 30, 2023, an increase of $560 thousand, or 19%.

Finance Expense and Income

Finance expenses and income consist of revaluation of debt instruments presented at fair value, related issuance expenses of debt instruments and bank fees.

We recognized finance income, net for the six months ended June 30, 2024, of $51 thousand, representing a decrease of $96 thousand compared to finance income of $147 thousand for the six months ended June 30, 2023. Finance income is mainly due to changes in the fair value of the warrants we issued in June 2022, and interest from bank deposits and loans to a related party. Finance expenses are mainly due to changes in the fair value of the Company’s financial assets.

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2024, was $3.7 million, representing an increase of $0.75 million, or 25%, compared to $2.93 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

Overview

As of June 30, 2023, we had $2.624 million in cash, including short-term restricted deposits and short-term deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2024	2023
	(unaudited)	(unaudited)
	(in thousands of USD)

Net cash used in operating activities	(2,226)	(3,233)

Net cash provided by (used in) investing activities	92	(1,071)

Net cash provided by financing activities	310	2,811

Operating Activities

Net cash used in operating activities was $2,226 thousand for the six months ended June 30, 2024, compared with net cash used in operating activities of $3,233 thousand for the six months ended June 30, 2023. The decrease is primarily due to decreases in adjustments to the profit or loss item of finance expenses relating to the change in fair value of warrants of $253 thousand, offset in part by losses from remeasurement of investment in financial assets of $256 thousand, and in adjustments to the working capital in the amount of $1,002 thousand.

Investing Activities

Net cash provided by investing activities was $92 thousand for the six months ended June 30, 2024, compared with $1,071 thousand cash used in investing activities for the six months ended June 30, 2023. Net cash provided by investing activities is due to a decrease in short-term deposits in the amount of $692 thousand, offset in part by our investment in MitoCareX Bio Ltd. in the amount of $600 thousand. Net cash used in investing activities for the six months ended June 30, 2023 was due to our investment in MitoCareX Bio Ltd. and our investment in financial assets of $687 thousand.

Financing Activities

Net cash provided by financing activities was $310 thousand in the six months ended June 30, 2024, primarily from proceeds from issuance of share capital in the amount of $2,772 thousand, offset in part by loans granted to AutoMax in the amount of $2,400 thousand. Net cash provided by financing activities of $2,811 thousand in the six months ended June 30, 2023, primarily from the sale of a minority interest in a subsidiary pursuant to the Wellution Sales Agreement in the amount of $2,887 thousand, offset by issuance expenses in respect of a public offering under our shelf registration statement in the amount of $50 thousand and by repayment of lease liability in the amount of $26 thousand.

Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a SEPA, as amended on February 26, 2024, with YA, which provided for the sale of up to $20 thousand of Advance Shares. As of June 30, 2024, of the Commitment Amount, the Company has sold 925,159 ordinary shares. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

Bridge Loan Agreement

On September 5, 2024, we entered into the Second Amendment to the Bridge Loan Agreement, dated January 14, 2024, and as amended on June 9, 2024 with AutoMax. Pursuant to the Second Amendment, the Company extended an additional loan in the amount of $1.85 million to AutoMax under terms similar to the Bridge Loan Agreement, bringing the Bridge Loan amount to $4.25 million. In consideration for the Bridge Loan amount, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Leasing Ltd. in favor of the Company.

Current Outlook

On January 21, 2024, the Company entered into a SEPA with YA, which provided for the sale of up to $20 million of the Advance Shares. As of June 30, 2024, of the Commitment Amount, the Company has sold 925,159 ordinary shares. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price.

On April 10, 2024, we entered into a Merger Agreement, as amended, with AutoMax and the Merger Sub. Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into AutoMax, with AutoMax surviving the Merger as a wholly-owned subsidiary of the Company. AutoMax’s share capital will be converted into the right to receive ordinary shares of the Company, equal to the exchange ratio set forth in the Merger Agreement. The Merger Agreement contemplates that at the closing, the Company shall deliver to AutoMax an amount of $4.25 million (less any amount due by AutoMax to the Company under any loan agreement between the parties) through a wire transfer of the immediate available funds to an account for AutoMax’s ongoing capital requirements and operational expenses, or the Closing Financing. In light of the Bridge Loan and amendments thereto, no Closing Financing will take place.

On July 8, 2024, we announced that we signed an LOI, to spin off our advanced clinical stage pharmaceutical portfolio and our equity stake in SciSparc Nutraceuticals. The LOI references a proposed asset and share purchase agreement, the definitive agreement of which is to be negotiated between the Company and Miza.

On August 13, 2024, we entered into the License Agreement for the out-licensing of certain Assets with the Licensee. According to the License Agreement, we granted the Licensee License, in consideration for which, we received, and will receive certain shares of the Licensee, reflecting an issue price of $3 million, and royalties from sales related to and income generated from the Assets. Further, the Licensee will pay SciSparc pre-determined fees upon the completion of certain development milestones relating to the Assets.

On September 5, 2024, we entered into a Second Amendment to the Bridge Loan Agreement. Pursuant to the Second Amendment, we extended an additional loan in the amount of $1.85 million to AutoMax under terms similar to the Bridge Loan Agreement, bringing the total Loan Amount to $4.25 million.

On September 26, 2024, we signed an LOI to sell our entire ownership interest in MitoCareX to a Purchaser. Pursuant to the terms of the LOI, initially, in exchange for transferring and selling to the Purchaser a number of ordinary shares of MitoCareX, in tranches, for cash consideration, in addition to milestone achievements which could increase the consideration. The details of the full terms of this transaction are subject to negotiation and execution of definitive agreements.

We have financed our operations to date primarily through proceeds from sales of our ordinary shares and, prior to August 13, 2021, American Depositary Shares, or ADSs, as well as exercises of warrants and options to purchase ordinary shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of our pharmaceutical product candidates and we do not expect to generate revenues from sale of our pharmaceutical product candidates in the next few years.

As of June 30, 2024, our cash, including short-term bank deposits, was $2,624 thousand.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future, and we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.